EXHIBIT 1

               Text of notice to shareholders dated June 10, 2004

                PLEASE READ THIS BEFORE YOU CONSIDER SELLING YOUR
              SHARES OF CIP(R) TO MADISON LIQUIDITY INVESTORS 103,
                                     LLC!!

Once again, Madison Liquidity Investors is seeking to acquire your shares of CIP(R). Madison Liquidity Investors, LLC and its affiliates have been soliciting unsuspecting CIP(R) investors for several years in the hope that investors will fall prey to their offer and sell their CIP(R) shares at a steep discount. We believe it is our responsibility to inform you that we do not believe it is in your best financial interest to sell your shares. Rather, we believe that you should maintain ownership of your CIP(R) shares as CIP(R)'s Board of Directors recently approved a plan that offers CIP(R) shareholders liquidity options on their investment.

Under the plan, for each of your CIP(R) shares, you will receive a special cash distribution of $3.00 per share and, in addition, your choice of either another $10.90 in cash or 1.09 shares of Corporate Property Associates 15 Incorporated (CPA(R):15), a CIP(R) affiliated REIT. This plan is subject to regulatory review and approval of the shareholders of both companies.

We are proud of CIP(R)'s success over the years and hope that you have been pleased with your investment, which since its inception has:

* Increased its dividend every quarter, resulting in the total distribution of $9.98 per share. (The annual yield, based on an original investment of $10 per share, started at 7.10% and rose to 8.58%); and

* Experienced a 39% increase in its net asset value (NAV), increasing from $10.00 to $13.90 per share.

We believe that Madison is making this offer now because they are aware of the benefits of our liquidation plan as outlined above. As stated in its offering materials, Madison expects the potential value of CIP(R)'s shares to be greater than the price offered. Madison's offering price is $10.50 per share, which is significantly less than the per share net asset value of $13.90.



We strongly suggest that you defer considering Madison's offer and review our filings for free at the Securities and Exchange Commission's website at www.sec.gov/edgar/searchedgar/companysearch.html.

Before you consider selling your shares of CIP(R) to Madison and make this irrevocable financial decision, please consult your financial advisor or call CIP(R)'s Investor Relations Department at 1-800-WP-CAREY or e-mail us at CIP@wpcarey.com. Remember, once you sign the tender offer and return it to Madison, your decision is FINAL and IRREVOCABLE. Madison will NOT let you change
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your decision to sell your shares of CIP(R).